FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 27, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Notice of Conference Call to Discuss Provident’s NGL Business Acquisition NEWS RELEASE NUMBER 27 - 05 October 27, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) will hold a conference call on Friday morning with senior management to discuss the announcement it made today regarding the acquisition of EnCana Corporation’s midstream natural gas liquids business for $697 million.

The conference call is scheduled for 8:30 a.m. Eastern Time / 6:30 a.m. Mountain Time, on Friday, October 28. Analysts, investors and media may access the call by dialing (416) 695-5261 in the Toronto area, or 1-877-888-3855 for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available at www.providentenergy.com. A replay of the conference call will be available on Provident’s website and by dialing (416) 695-5275 or 1-888-509-0081.

Provident is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: October 27, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary